Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No. 3 to the Registration Statement (Form S-4 No. 333-228088) and related prospectus of Sirius XM Holdings, Inc. relating to the Agreement and Plan of Merger and Reorganization, dated as of September 23, 2018 and providing for the combination of Pandora Media, Inc. with Sirius XM Holdings, Inc., and to the incorporation by reference therein of our reports dated February 26, 2018, with respect to the consolidated financial statements of Pandora Media, Inc. and the effectiveness of internal control over financial reporting of Pandora Media, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

December 19, 2018